Branch 16
811-3704

40-33

MFS INVESTMENT MANAGEMENT

MFS INVESTMENT MANAGEMENT

500 Boylston Street Boston Massachusetts 02116-3741
617 954-5000

March 9, 2004

VIA FEDERAL EXPRESS

File Room
U.S. Securities and Exchange Commission
450 5th Street, NW
Washington, D.C. 20549

RE: Boris Fieldman v. Massachusetts Financial Services Company, et al., Civil Action No. 04-10452NG, Diane Hutto v. Massachusetts Financial Services Company, et al., Civil Action No. 04-10434WGY

Ladies and Gentleman:

Pursuant to Section 33 of the Investment Company Act of 1940, as amended, attached are copies of the following Derivative Complaints in the above referenced matters. Massachusetts Financial Services Company SEC file number is 801-17352.

1. Boris Fieldman v. Massachusetts Financial Services Company, et al., Civil Action No. 04-10452NG

2. Diane Hutto v. Massachusetts Financial Services Company, et al., Civil Action No. 04-10434WGY

Pursuant to Rule 101(c)(11) of Regulation S-T, these documents are being submitted in paper format only.

Please acknowledge receipt of this letter and its enclosures by date stamping the enclosed duplicate copy of the letter and returning it to me in the enclosed self-addressed, stamped envelope.

Very truly yours,

Arlene E. Cox

Arlene E. Cox
Operations Paralegal Administrator

/aec
Enclosures

#76300

MFS INVESTMENT MANAGEMENT

MFS Investment Management

500 Boylston Street Boston Massachusetts 02116-3741
617 954-5000

March 9, 2004

VIA FEDERAL EXPRESS

File Room
U.S. Securities and Exchange Commission
450 5th Street, NW
Washington, D.C. 20549

RE: Boris Fieldman v. Massachusetts Financial Services Company, et al., Civil Action No. 04-10452NG, Diane Hutto v. Massachusetts Financial Services Company, et al., Civil Action No. 04-10434WGY

Ladies and Gentleman:

Pursuant to Section 33 of the Investment Company Act of 1940, as amended, attached are copies of the following Derivative Complaints in the above referenced matters. Massachusetts Financial Services Company SEC file number is 801-17352.

1. Boris Fieldman v. Massachusetts Financial Services Company, et al., Civil Action No. 04-10452NG

2. Diane Hutto v. Massachusetts Financial Services Company, et al., Civil Action No. 04-10434WGY

Pursuant to Rule 101(c)(11) of Regulation S-T, these documents are being submitted in paper format only.

Please acknowledge receipt of this letter and its enclosures by date stamping the enclosed duplicate copy of the letter and returning it to me in the enclosed self-addressed, stamped envelope.

Very truly yours,

Arlene E. Cox

Arlene E. Cox
Operations Paralegal Administrator

/aec
Enclosures

#76300

3/8/04 DB

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MASSACHUSETTS

BORIS FIELDMAN, derivatively on behalf of the MFS MID CAP GROWTH FUND and the MASSACHUSETTS INVESTOR TRUST, Plaintiff, v. MASSACHUSETTS FINANCIAL SERVICES COMPANY, SUN LIFE FINANCIAL INC., JOHN W. BALLEN, JEFFREY L. SHAMES, KEVIN R. PARKE, LAWRENCE H. COHN, WILLIAM R. GUTOW, J. ATWOOD IVES, ABBY M. O'NEIL, LAWRENCE T. PERERA, WILLIAM J. POORVU, J. DALE SHERRATT, ELAINE R. SMITH, WARD SMITH and JOHN DOES 1-50, JOHN DOES 51-100, Defendants, and MFS MID CAP GROWTH FUND and MASSACHUSETTS INVESTOR TRUST, Nominal Defendants.	**CIVIL ACTION NO.** 04-10452NG MAGISTRATE JUDGE Collings **JURY TRIAL DEMANDED** RECEIPT # 150 AMOUNT $ 150 SUMMONS ISSUED yes LOCAL RULE 4.1 WAIVER FORM MCF ISSUED BY DPTY. CLK. PCW DATE 3/5/04

DERIVATIVE COMPLAINT

Plaintiff, Boris Fieldman, derivatively on behalf of the MFS Mid Cap Growth Fund and Massachusetts Investor Trust hereby complains against the Defendants as follows:

JURISDICTION AND VENUE

1. This Court his jurisdiction over this action pursuant to Section 44 of the Investment Company Act of 1940 ("Investment Company Act"), 15 U.S.C. § 80a-43; Section 27 of the Securities Exchange Act of 1934 (the "Exchange Act"), 15 U.S.C. §78aa; and 28 U.S.C. § 1331.

2. This Court has supplemental jurisdiction, pursuant to 28 U.S.C. § 1367(a), over the state law claims asserted herein, because they arise out of and are part of the same case or controversy as the federal claims alleged.

3. Venue is proper in this judicial district because of or all of the Defendants conduct business in this district and some of the wrongful acts alleged herein took place or originated in this district.

4. In connection with the acts and practices alleged herein, Defendants directly or indirectly used the mails and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications, and the facilities of the national securities markets and national securities exchanges.

PARTIES

Plaintiff

5. Plaintiff, Boris Fieldman, purchased shares of the MFS Mid Cap Growth Fund and continues to hold such shares.

MFS Defendants

6. Defendant Sun Life Financial, Inc. ("Sun Life") is a publicly held company with its headquarters located at 150 King Street West, Suite 1400, Toronto, Canada M5H 1J9. Sun Life's American Depository Receipts trade on the New York Stock Exchange. Sun Life is the holding

company for Sun Life Assurance which has two major business segments, insurance protection and wealth management services. Sun Life offers wealth management services through MFS.

7. Defendant Massachusetts Financial Services Company ("MFS" or the "Advisory") is one of the largest equity managers in the United States, specializing primarily in growth, core and international equity investing. MFS and its predecessor organizations have a history of money management dating from 1924. MFS (together with its predecessors) has served as the investment advisor to the MFS Funds and has provided the MFS Funds with investment management and related administrative services and facilities, including portfolio management and trade execution, since the MFS Funds inception. For these services, MFS pays itself a management fee from the assets of the MFS Funds. Net assets under the management of the MFS organization are approximately $134 billion. Defendant Sun Life Financial owns More than 90% of MFS. MFS is located at 500 Boylston Street, Boston, Massachusetts 02116.

8. Defendant John W. Ballen ("Ballen") is Chief Executive Officer of MFS, and in that capacity he is and was ultimately responsible for the actions of MFS.

John Does 1-50

9. The true identities, roles and capacities of John Does 1-50 have yet to be ascertained (the "MFS Fiduciary Defendants"). Included as MFS Fiduciary Defendants are insiders, i.e., employees and executives of Sun Life, MFS and the MFS Funds including, but not limited to, fund managers, advisors, brokers and sales executives who, because of their relationship to the MFS Funds had a fiduciary duty to the MFS Funds, and breached such fiduciary duty through their participation and facilitation of the market timing scheme alleged herein.

John Does 51-100

10. The true identities, roles and capacities of John Does 51-100 have yet to be ascertained. Included in John Does 51-100 are hedge funds, hedge fund managers, brokerage firms and fiduciaries to the MFS Funds who participated, exploited and perpetrated the unlawful late trading in MFS Funds and knowingly violated the policies established, though not enforced because of the breaches of the MFS Fiduciary Defendants, by the MFS Funds. In addition, it includes those entities and individuals who conspired and assisted in exploiting the opportunities provided by the MFS defendants to make illicit trades in the MFS Funds. Such defendants directly or indirectly profited by their own, or others, ability to engage in improper late trading and timing at the expense of non-participating MFS Mutual Funds investors. Furthermore, John Does 51-100 actively enticed the MFS defendants to breach the fiduciary duties owed to the MFS Funds through numerous means including the deposit of assets in other MFS financial vehicles in exchange for the right to make short-term and late trades in MFS Funds. The identifies of John Does 51-100 will be disclosed in amendments to this complaint when the true identities are discovered.

Trustee Defendants

11. The Individual Defendants named are each Trustees of the "Trust" (see below).

(a) Jeffrey L. Shames
Chairman of MFS

(b) John W. Ballen,
Chief Executive Officer and Director of MFS

(c) Kevin R. Parke
President, Chief Investment Officer, and Director of MFS

(d) Lawrence H. Cohn

(e) William R. Gutow

(f) J. Atwood Ives

(g) Abby M. O'Neill

(h) Lawrence T. Perera

(i) William J. Poorvu

(j) J. Dale Sharratt

(k) Elaine R. Smith

(l) Ward Smith

The trustees elected the officers of the Trust, have a fiduciary duty to the Trust and its beneficiaries and a duty to maintain the safety of the assets of the Trust. Each Trustee serves as a board member of 100 funds within the MFS Family of Funds. The Trustees and Trust are located at 500 Boylston Street, Boston, Massachusetts 02116.

Nominal Defendants

12. Nominal Defendant Massachusetts Investor Trust (the "Trust") is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company. The Trust is managed in its entirety by MFS. The MFS Funds are a diversified series of the Trust. The Trust holds the assets of the MFS Funds.

13. Nominal Defendants MFS Mid Cap Growth Fund (the "Fund") is a mutual fund with assets held by the Trust with MFS as its advisor and manager. The Funds are managed and advised by MFS.

14. The defendants described in paragraphs 6-9 are sometimes referred to as the "MFS Defendants." The defendants described in paragraphs 12-13 are sometimes referred to as the Nominal Defendants. The defendants described in paragraph 11 are sometimes referred to as the "Trustee Defendants." The defendants described in paragraph 9 are sometimes referred to as the "MFS Fiduciary Defendants."

PRELIMINARY STATEMENT

15. This derivative action is brought to recover damages for injuries to the MFS Mid Cap Growth Fund and the Massachusetts Investor Trust and each of them caused by the Defendants' breaches of fiduciary duty and unlawful and manipulative trading activities and devices which operated as a fraud and deceit on Plaintiff and the Nominal Defendants (hereafter together "Plaintiff").

Fiduciary Duty

16. Each of the MFS Defendants and the Trustee Defendants owed to the MFS Funds and their shareholders the fiduciary duties of loyalty, candor and fair dealing, and under the Investment Company Act, the duty to refrain from charging or collecting excess compensation or other payments for services in order to preserve the funds' property and assets, owed the duty not to place their own financial interests above those of the MFS Funds and their shareholders, and owed the duty of full and candid disclosure of all material facts thereto. All MFS Funds held are governed by the Trust.

Manipulative Devices

17. Like all other mutual funds, MFS Funds shares are valued once a day, at 4:00 p.m. Eastern Time, following the close of the financial markets in New York. The price, known as the Net Asset Value ("NAV"), reflects the closing prices of the securities that comprise a particular

fund's portfolio plus the value of any uninvested cash that the fund manager maintains for the fund. Thus, although the shares of a mutual fund are bought and sold all day long, the price at which the shares trade does not change during the course of the day. Orders placed any time up to 4:00 p.m. are priced at that day's NAV, and orders placed after 4:01 p.m. are priced at the next day's NAV. This practice, is known as "forwarding price," has been required by law since 1968.

Late Trading

18. Because of forward pricing, mutual funds are susceptible to a manipulative practice known as "late trading." Late trading is the unlawful practice of allowing some investors to purchase mutual funds shares **after** 4:00 p.m., at that day's NAV, even though such after-hour trades should be priced at the next day's NAV. Late traders seek to take advantage of events that occur after the close of trading on any given day, while purchasing shares of mutual funds at prices that do not take those events into consideration. For example, if a mutual fund invests in the stock of a particular company that announces positive results at 5:00 p.m. after the close of trading, a late trader gets to buy shares of that mutual fund at the 4:00 p.m. price, which does not reflect the favorable information. When trading opens the next day, the price of the affected company's stock will rise, causing the fund's NAV to rise. The late trader can either hold onto his mutual fund share, acquired at yesterday's cheaper price, or sell those shares and realize an immediate profit.

19. "Late trading can be analogized to betting today on yesterday's horse races."[1] The late trader's arbitrage profit comes dollar-for-dollar out of the mutual fund that the late trader buys. When the late trader redeems his shares and claims his profit, *the mutual fund manager has to either sell stock, or use cash on hand – stock and cash that used to belong in the fund* – to give the late

[1] *State of New York v. Canary Capital Partners et al.*, Supr. Ct. of N.Y., Complaint ¶ 10.

trader his gain. The late trader's profit is revenue withheld from the mutual fund. The forward pricing rule was enacted precisely to prevent this kind of abuse. *See* 17 C.F.R. §270.22c-1(a).

Timing

20. Another manipulative practice used by Defendants to exploit mutual fund pricing is known as "timing," which involves short-term "in-and-out" trading of mutual fund shares. One timing scheme is "time zone arbitrage," which takes advantage of the fact that some funds use "stale" prices to calculate NAV. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that invests in Japanese companies. Because of the time zone difference, the Japanese market closes at 2:00 a.m. New York time. When the NAV is calculated at 4:00 p.m. in New York, it is based upon market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it opens later, the stale Japanese prices will not reflect the price change and the fund's NAV will be artificially low. Put another way, the NAV does not reflect the true current market value of the stocks held by the fund. On such a day, a trader who buys the Japanese fund at the "tale" price is virtually assured of a profit that can be realized the next day by selling. By "timing" the fund, an investor seeks to earn repeated profits in a single mutual fund.

21. Another "timing" scheme is "liquidity arbitrage." Under this scheme, a trader seeks to take advantage of stale prices in certain infrequently traded investments, such as high-yield bonds or the stock of small capitalization companies. The fact that such securities may not have traded for hours before the 4:00 p.m. closing time can render the fund's NAV stale, and thus open it to being timed.

22. The device of "timing" is inconsistent with and inimical to the purpose for mutual funds as long-term investments. Mutual funds are designed for buy-and-hold investors, and are therefore the preferred investment instruments for many retirement and savings accounts. Nonetheless, certain investors attempt to make quick in-and-out trades in order to exploit the inefficiency of mutual fund pricing. The effect of "timing" is to artificially increase the frequency of transactions in a mutual fund, and consequently *increase the fund's transaction costs* substantially above what would be incurred if only buy-and-hold investors were trading in the fund's shares. The increased transaction costs, as well as additional capital gains taxes, reduces the assets of the fund and in turn its NAV.

23. Continued *successful* late-trading or timing requires the complicity of a funds' management.

24. The MFS Fiduciary Defendants and John Does 51-100 obtained assistance to engage in the illicit scheme directly from MFS. By failing to enforce and/or follow regulations and policies listed in MFS Funds' prospectuses prohibiting late trading, MFS allowed and encouraged John Does 51-100 to rapidly buy and sell MFS Funds, the very funds that defendants and their co-conspirators had the fiduciary duty to oversee and protect from such malfeasance, in a manner that was explicitly prohibited by MFS Funds prospectuses. This conduct continued for s substantial amount of time and was well known within MFS and amongst the fiduciaries responsible for the management of the MFS Funds and was merely reflective of the self-dealing that pervaded MFS.

25. Because of the harm timing can cause honest fund managers often seek to minimize the disruptive impact of timers by keeping cash on hand to pay out the timers' profits without having to sell stock. However, such effort by honest fund managers to counter the ill effects of "timing" on

their funds does not eliminate the practice, it only reduces it. Indeed, one recent study estimated that U.S. mutual funds lose $4 billion per year to timers. See Eric Zitzewitz, Who Cares About Stockholders? Arbitrage-Proofing Mutual Funds (October 2002), http://faculty-gsb.stanford.edu/zitzewitz/Research/arbitrage1002.pdf. While it is virtually impossible to identify *every timing trade*, large movements in and out of funds, like those made by John Does 51-100 in the MFS Fund are easily apparent.

26. Although such trading was explicitly prohibited pursuant to the MFS Funds prospectuses, MFS Fiduciary Defendants intentionally did not attempt to discover the market timing trades or prohibit them. Rather, the prohibited trading was explicitly permitted by the MFS Fiduciary Defendants as directed in a memorandum issued by MFS Defendants to MFS brokers that sold MFS funds. The memorandum, issued in early 2001, cleared five of the MFS Funds for the prohibited trading practices and ordered brokers to accept short-term trades, "even if a pattern of excessive trading has been detected."

27. Moreover, the MFS Defendants actively encouraged and facilitated these prohibited trades by essentially creating two classes of MFS funds – a small group of large funds that would accept rapid-fire trades and a larger group of international funds that would not.

28. Fund managers generally have power simply to reject timers' purchases. Many funds have also instituted short-term trading fees ("early redemption fees") that effectively wipe out the arbitrate that times exploit. Typically, these fees go directly into the affected fund to reimburse it for the costs of short term trading. These fees are waived if the fund managers, i.e., MFS, are assisting the time, or as here, are the active participants in the timing scheme.

29. In addition. Fund managers are required to update NAV's at the end of the day in New York when there have been market moves that might render the NAV stale. This is called giving the fund a "fair value", and eliminates the timer's arbitrage. As fiduciaries for their funds, they are obligated to use their best efforts to employ these available tools to protect their customers from the dilution that timing causes.

FACTUAL BACKGROUND

30. MFS Fiduciary Defendants and John Does 51-100 perpetrated the manipulative scheme on the MFS Funds, for an undetermined time period with the complicity of the MFS Defendants. The scheme, which had started and was actively being encouraged by the year 2001, violated the Investment Advisor's and Fund Manager's fiduciary duties to the funds but gained the MFS Funds' managers substantial fees and other income for themselves and their affiliates, in addition to the substantial profits that were made by the MFS Fiduciary Defendants and John Does 51-100 by engaging in the scheme. All such profits were made at the expense of MFS Funds shareholders.

31. MFS is the manager and investment advisor for all of the MFS Funds. While each mutual fund is in fact its own company, as a practical matter the Advisor runs all of the funds. The portfolio managers are all typically employees of the Advisor (who hold office by election of the Trustees) not the mutual funds. The Advisor, MFS, makes its profit from fees it charges the funds for financial advice and other services. Such fees are typically a percentage of the assets in the fund, so the more assets in the family of funds, the more money MFS makes. In what has unfortunately

become a common mutual fund industry practice[2], the timer frequently offers the fund manager/Advisor more assets in exchange for the right to time. In return, fund managers (MFS) would allow timers (*e.g.* a hedge fund) to target specific funds (*e.g.* the MFS Mid Cap Growth Fund) which would be hurt in exchange for additional money in the managers own pockets in the form of higher management fees resulting from the timers placing assets ("sticky funds") in other Funds offered by the mutual fund company (MFS), usually liquid asset funds.

32. The MFS Fiduciary Defendants, employees, representatives, and fiduciaries inside MFS and the MFS Funds, were direct perpetrators, participants, and beneficiaries of the wrongdoing alleged herein. The MFS Fiduciary Defendants and John Does 50-100 obtained assistance to engage in the illicit scheme directly from MFS. By failing to enforce and/or follow regulations and policies listed in MFS Funds' prospectuses prohibiting late trading, MFS allowed and encouraged John Does 51-100 to engage in rapid short-term trading of the MFS Funds, the very funds that defendants and their co-conspirators had the fiduciary duty to oversee and protect from such malfeasance, in contrivance of the rules and policies explicitly set forth in the MFS Funds prospectus' and in breach of the fiduciary duties owed to the MFS Funds. This conduct continued for a substantial amount of time and was well known within MFS and amongst the fiduciaries responsible for the management of the MFS Funds and was merely reflective of the self-dealing that pervaded MFS.

33. Throughout this same time period the MFS Funds publicly maintained an excessive trading policy. For example, the following language was typically included in all MFS fund prospectuses:

---

[2] See *State of New York v. Canary Capital Partners et al.* (Supr. Ct. of N.Y. filed Sept. 3, 2003).

> **Excessive Trading Practices.** The MFS funds do not permit market-timing or other excessive trading practices that may disrupt portfolio management strategies and harm fund performance. As noted above, the MFS funds reserve the right to reject or restrain any purchase order (including exchanges) from any investor. The MFS funds will exercise these rights, including rejecting or canceling purchase and exchange orders delaying for up to two business days the processing of exchange requests, restricting the availability of purchases and exchanges through telephone requests, facsimile transmissions, automated telephone services, internet services or any other electronic transfer service, if an investor's trading, in the judgment of the MFS funds, has been or may be disruptive to a fund. In making this judgment, the MFS funds may consider trading done in multiple accounts under common ownership or control.
> (Emphasis in Original)

34. In the face of such policy and their fiduciary duties, the MFS Defendants knowingly, deceptively permitted and actively facilitated the MFS Fiduciary Defendants' and John Does 51-100 market timing, by engaging in such self-dealing activity and by continuing such relationships with offending individuals to allow them to conduct late trading and/or market timing on the MFS Funds to the detriment of the MFS Funds. The prohibited trading was explicitly permitted by the MFS Fiduciary Defendants as directed in a memorandum issued by MFS Defendants to MFS brokers that sold MFS funds. The memorandum, issued in early 2001, cleared five of the MFS Funds for the prohibited trading practices and ordered brokers to accept short-term trades, "even if a pattern of excessive trading has been detected."

35. Moreover, the MFS Defendants actively encouraged and facilitated these prohibited trades by essentially creating two classes of MFS funds – a small group of large funds that would accept rapid-fire trades and a larger group of international funds that would not.

36. The MFS Fiduciary Defendants and John Does 51-100 realized significant profits as a result of these timing arrangements at the expense of the MFS Funds. In many cases these profits

also reflect late trading, as the Defendants would frequently negotiate a timing agreement with a mutual fund management company/advisor and then proceed to late trade the target funds through intermediaries.

37. As a result of an investigation by the Securities and Exchange Commission and the New York Attorney General, it was reported on December 9, 2003, that these regulators were planning suits against MFS. Despite the public awareness, neither MFS nor the Trustees had taken any action.

38. These events have had and will have a series of deleterious effects on the MFS family of funds, including but not limited to:

(a) Loss of confidence of the investing public in the integrity and management of the MFS Funds, thereby resulting in the MFS Funds losing NAV and market value.

(b) As a result of Defendants' misconduct, the MFS funds are exposed to significant regulatory scrutiny and to suit by investors for losses resulting from Defendants' misconduct, thereby, at a minimum, causing the MFS Funds to incur unnecessary direct and indirect investigatory, litigation and administrative costs, and potentially resulting in awards, judgments or settlements against the MFS funds.

DEMAND EXCUSED ALLEGATIONS

39. The Plaintiff has not made demand upon the trustees of the Trust or the directors of MFS to bring an action against the MFS Defendants, and other culpable parties to remedy such wrongdoing.

(a) Demand is excused because no such demand is required for the Plaintiff to assert a federal claim under Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b), for breach of fiduciary duty in connection with the compensation and other payments paid to MFS

(b) Demand is also excused because the unlawful acts and practices alleged herein are not subject to the protection of any business judgment rule and could not be ratified, approved, or condoned by disinterested and informed directors under any circumstances.

(c) Demand is also excused because the unlawful acts and practices alleged herein involve self-dealing on the part of MFS Defendants and its directors and officers, who manage and control the day-to-day affairs of the Trust and the MFS Funds.

(d) Demand upon the Trustees is also excused because the Trustees of the Trust are all hand-picked by MFS management, and thus owe their positions as well as their loyalties solely to MFS management and lack sufficient independence to exercise business judgment. Because the Trust oversees 110 separate funds, the Trustees derive substantial revenue and other benefits for their services.

(e) Finally, demand is excused because such demand would be futile. The unlawful acts and practices alleged herein have been the subject of intense investigation by the Attorney General of the State of New York for some time. Consequently, MFS already has been informed of the wrongdoing alleged herein and has failed and refused to take appropriate action to recover damages for the MFS Funds. Moreover, MFS's lackadaisical response is clearly insufficient and demonstrative of the conflicts, and true allegiances, of the Trustees of the Trust. By failing to take action before the federal and state investigations, the directors of MFS and Trustees of the MFS

Funds acquiesced in or condoned such conduct. No shareholder demand would reasonably have caused them to change their complicit disregard for the wrongdoing.

COUNT I

Violation of Section 36 Of The Investment Company Act (Against the MFS Defendants and the Trustees)

40. Plaintiff incorporates by reference all paragraphs above as if set forth herein.

41. Pursuant to Section 36 of the Investment Company Act, 15 U.S.C. § 80a-35(b), the investment advisor of a mutual fund owes to the mutual fund and its shareholders a fiduciary duty with respect to its receipt of compensation for services or payments of any material nature, paid by the mutual fund or its shareholders to such investment advisor or any affiliated person.

42. Pursuant to Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b), a civil action may be brought by a mutual fund shareholder against an investment advisor or any affiliated person who has breached his or its fiduciary duty concerning such compensation or other payments.

43. As alleged above in this Complaint, each MFS Defendant and each Trustee breached his or its fiduciary duty with respect to the receipt of compensation or other payments from the Fund or its shareholders.

44. By agreeing and/or conspiring amongst themselves and with John Does 50-100 to permit and/or encourage the MFS Fiduciary Defendants and John Does 50-100 to time the Fund, the MFS Defendants placed their own self-interest in maximizing their compensation and other payments over the interest of the Fund and its shareholders.

45. By virtue of the foregoing, thc MFS Defendants and the Trustees have violated Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b).

46. As a direct and proximate result of the MFS Defendants' wrongful conduct, the assets and value (including the NAV) of the Fund have been reduced and diminished and the corporate assets of the Fund have been wasted and the MFS Defendants and the Trustees are liable.

COUNT II

VIOLATION OF SECTION 10(B) OF THE EXCHANGE ACT AND RULE 10b-5 (Against MFS and John Does 1-100)

47. Plaintiff incorporates by reference all paragraphs above as if set forth herein.

48. MFS directly engaged in a common plan, scheme, and unlawful course of conduct, pursuant to which they knowingly or recklessly engaged in acts, transactions, practices and courses of business and manipulative devices which operated as a fraud and deceit on the Fund. The purpose and effect of the scheme, plan, and unlawful course of conduct was, among other things, to deceive and harm the Plaintiff and cause the Fund to sell securities at artificially deflated values as described in the Complaint.

49. The Fund has suffered damages as a result of the wrongs herein alleged in an amount to be proved at trial.

50. By reason of the foregoing, MFS has violated 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder and are liable to the Fund for damages suffered in connection with the purchase of sale of securities in those funds.

COUNT III

VIOLATION OF SECTION 20(a) OF THE EXCHANGE ACT
(Against Sun Life and the Individual MFS Defendants)

51. Plaintiff incorporates by reference all paragraphs above as if set forth herein.

52. Sun Life and the Individual MFS Defendants acted as controlling persons of MFS within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of MFS being a more than 90% owned subsidiary of Sun Life, and Sun Life's and the Individual MFS Defendants active participation in and/or awareness of MFS's day-to-day operations, Sun Life and the Individual MFS Defendants had the power to influence and control and did influence and control, directly or indirectly, the decision-making of MFS. Sun Life and the Individual MFS Defendants had unlimited access to MFS's records of transactions and had the ability to prevent MFS from engaging in the schemes and artifices to defraud complained of in this Complaint.

53. Sun Life and the Individual MFS Defendants had direct and supervisory involvement over the day-to-day operations of MFS and, therefore, are presumed to have had and did have the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

54. By virtue of its position as a controlling person, Sun Life and the Individual MFS Defendants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of their wrongful conduct, the Fund suffered damages in connection with the acts and practices alleged in this Complaint.

COUNT IV

Common Law Breach Of Fiduciary Duty
(Against the MFS Defendants and the Trustee Defendants)

55. Plaintiff incorporates by reference all paragraphs above as if set forth herein.

56. The MFS Defendants and the Trustee Defendants and each of them owed to the Fund and its shareholders, the duty to exercise due care and diligence, honesty and loyalty in the management and administration of the affairs of the Fund and in the use and preservation of its property and assets, and owed the duty of full and candid disclosure of all material facts thereto. Further, said defendants owed a duty to the Fund and its shareholders not to waste the Fund's corporate assets and not to place their own personal self-interest above the best interest of the funds and their shareholders.

57. To discharge those duties, the MFS Defendants and the Trustee Defendants were required to exercise prudent supervision over the management, policies, practices, controls, and financial and corporate affairs of the Fund.

58. As alleged above, each of said defendants breached his or its fiduciary duty by receiving excessive compensation or payments in connection with the timing scheme and other manipulative schemes as alleged in this Complaint.

59. As alleged above, each of said defendants also breached his or its fiduciary duty to preserve and not to waste the assets of the Fund by permitting or incurring excess charges and expenses to the funds in connection with the timing scheme and other manipulative schemes as alleged in this Complaint.

COUNT V

AIDING AND ABETTING BREACH OF FIDUCIARY DUTY
(Against John Does 51-100)

60. Plaintiff incorporates by reference all paragraphs above as if set forth herein.

61. John Does 51-100 knew of the existence of the fiduciary duty between the MFS Defendants and the Trustee Defendants and the Fund and knew the extent of that duty. John Does 51-100 knew of the acts of late trading and timing made by them on the Fund and knew that these acts and manipulative devices were a breach of the fiduciary duties the MFS Defendants and the Trustee Defendants owed to the Fund. John Does 50-100 maliciously, without justification and through unlawful means, aided and abetted and conspired with the MFS Defendants and the Trustee Defendants in breaching their fiduciary duties and provided substantial assistance and encouragement to the MFS Defendants and the Trustee Defendants in violating their fiduciary duties in the manner and by the actions described in this Complaint.

62. John Does 51-100 are jointly and severally liable to the Fund for damages proximately caused by their aiding and abetting as alleged herein.

63. As a direct and proximate result of defendants' wrongful conduct, the assets and value (including the NAV) of the Fund have been reduced and diminished and the corporate assets of the Fund have been wasted.

COUNT VI

CIVIL CONSPIRACY
(Against the MFS Defendants, MFS and John Does 1-100)

64. Plaintiff incorporates by reference all paragraphs above as if set forth herein.

65. The MFS Defendants, MFS and John Does 1-100 entered in an agreement or agreements or combinations with each other to accomplish by common plan the illegal acts described in this Complaint and by their actions demonstrated the existence of an agreement and combination.

66. The MFS Defendants, MFS and John Does 1-100 by their actions have manifested actual knowledge that a tortious or illegal act or acts was planned and their intention to aid in such acts or acts.

67. The MFS Defendants, MFS and John Does 1-100 maliciously and intentionally conspired, combined and agreed with one another to commit the unlawful acts alleged in this Complaint or to commit acts by unlawful means causing injury to Plaintiff and proximately causing injury and damages to the Plaintiff for which they are jointly and severally liable.

68. The Fund has suffered damages as a result of the wrongs and the conspiracy to commit such wrongs as alleged in the Complaint in an amount to be proven at trial.

WHEREFORE, Plaintiff prays for judgment as follows:

A. Removing the current Trustees of the Trust and replacing them with independent directors,

B. Awarding monetary damages against all of the Defendants, jointly and severally, in favor of the Fund, for all losses and damages suffered as a result of the wrongdoings alleged in this Complaint, including punitive damages where appropriate, together with interest thereon,

C. Awarding plaintiff the fees and expenses incurred in this action, including reasonable allowance for fees for plaintiff's attorneys and experts,

D. Granting plaintiff such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMAND

Plaintiff hereby demands a trial by jury on all Counts so triable.

Dated: March 5, 2004

GILMAN AND PASTOR, LLP

By: ______________________
David Pastor (BBO #391000)
Peter Lagorio (BBO #567379)
Stonehill Corporate Center
999 Broadway, Suite 500
Saugus, MA 01906
Telephone: (781) 231-7850

FARUQI & FARUQI, LLP
Nadeem Faruqi
Shane Rowley
Antonio Vozzolo
David Leventhal
320 East 39th Street
New York, New York 10016
Telephone: (212) 983-9330
Facsimile: (212) 983-9331

ROBBINS UMEDA & FINK, LLP
Brian I. Robbins
Jeffrey P. Fink
1010 Second Avenue, Suite 2360
San Diego, CA 92101
Telephone: (619) 525-3990

VERIFICATION

Boris Fieldman states that he is the named plaintiff in this action; that he caused the foregoing Complaint to be prepared on his behalf and derivatively; that he has read the foregoing Verified Shareholder Derivative Complaint and knows the contents thereof and believes that the statements contained therein are true based upon, among other things, the investigation of his counsel.

Boris Fieldman

03/02/04
Date

RECEIPT # 54238
AMOUNT $ 150
SUMMONS ISSUED [illegible]
LOCAL RULE 4.1
WAIVER FORM
MCF ISSUED
BY DPTY. CLK. [illegible]
DATE [illegible]

3/8/04 DB

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MASSACHUSETTS

DIANE HUTTO, derivatively on behalf of the MFS EMERGING GROWTH FUND, MASSACHUSETTS INVESTORS GROWTH STOCK FUND, MASSACHUSETTS INVESTORS TRUST and the "MFS FUNDS"[1] Plaintiff v. MASSACHUSETTS FINANCIAL SERVICES COMPANY, SUN LIFE FINANCIAL INC., JOHN W. BALLEN, JEFFREY L. SHAMES, KEVIN R. PARKE, LAWRENCE H. COHN, WILLIAM R. GUTOW, J. ATWOOD IVES, ABBY M. O'NEILL, LAWRENCE T. PERERA, WILLIAM J. POORVU, J. DALE SHERRATT, ELAINE R. SMITH, WARD SMITH, DANIEL G. CALUGAR AND SECURITY BROKERAGE, INC., and JOHN DOES 1-50, JOHN DOES 51-100 Defendants and MFS EMERGING GROWTH FUND, MASSACHUSETTS INVESTORS GROWTH STOCK FUND, MASSACHUSETTS INVESTORS TRUST and the "MFS FUNDS" Nominal Defendants	**CIVIL ACTION NO.** **04-10434WGY** **JURY TRIAL DEMANDED** MAGISTRATE JUDGE Dein

DERIVATIVE COMPLAINT

[1] A list of the "MFS Funds" is attached to this Derivative Complaint as Exhibit A hereto.

Plaintiff, Diane Hutto, derivatively on behalf of the MFS Emerging Growth Fund, Massachusetts Investors Growth Stock Fund, the Massachusetts Investor Trust and the MFS Funds, hereby complains against the Defendants as follows:

JURISDICTION AND VENUE

1. This Court has jurisdiction over this action pursuant to Section 44 of the Investment Company Act of 1940 ("Investment Company Act"), 15 U.S.C. § 80a-43; Section 27 of the Securities Exchange Act of 1934 (the "Exchange Act"), 15 U.S.C. §78aa; and 28 U.S.C. § 1331.

2. This Court also has supplemental jurisdiction, pursuant to 28 U.S.C. § 1367(a), over the state law claims asserted herein, because they arise out of and are part of the same case or controversy as the federal claims alleged.

3. Venue is proper in this judicial district because some or all of the Defendants conduct business in this district and some of the wrongful acts alleged herein took place or originated in this district.

4. In connection with the acts and practices alleged herein, Defendants directly or indirectly used the mails and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications, and the facilities of the national securities markets and national securities exchanges.

PARTIES

Plaintiff

5. Plaintiff Diane Hutto, a resident of Fort Walton Beach, Florida, purchased shares of the MFS Emerging Growth Fund and Massachusetts Investors Growth Stock Fund prior to 2001, and continues to hold such shares.

MFS Defendants

6. Defendant Sun Life Financial, Inc. ("Sun Life") is a publicly held company with its headquarters located at 150 King Street West Suite 1400, Toronto, Canada M5H 1J9. Sun Life's American Depository Receipts that trade on the New York Stock Exchange. Sun Life is the holding company for Sun Life Assurance which has two major business segments, insurance protection and wealth management services. Sun Life offers wealth management services through MFS.

7. Defendant Massachusetts Financial Services Company ("MFS" or the "Advisor") is one of the largest equity managers in the United States, specializing primarily in growth, core and international equity investing. MFS and its predecessor organizations have a history of money management dating from 1924. MFS (together with its predecessors) has served as the investment advisor to the MFS Funds and has provided the MFS Funds with investment management and related administrative services and facilities, including portfolio management and trade execution, since the MFS Funds inception. For these services, MFS pays itself a management fee from the assets of the MFS Funds. Net assets under the management of the MFS organization were approximately $116.2 billion as of November 29, 2002. Defendant Sun Life Financial owns more than 90% of MFS. MFS is located at 500 Boylston Street, Boston, Massachusetts 02116.

8. Defendant John W. Ballen ("Ballen"), located at 500 Boylston Street, Boston, Massachusetts 02116, is, and at all relevant times, was, Chief Executive Officer of MFS, and in those capacities he is and was ultimately responsible for the actions of MFS.

Calugar Defendants

9. Defendant Calugar, a resident of Las Vegas, Nevada and Los Angeles, California, was the President, control person and 95% owner of SBI. Utilizing SBI, Calugar was an active

market timing and late trading participant and facilitated unlawful market timing activities in the MFS Funds, among others.[2]

10. Defendant Security Brokerage, Inc. ("SBI") was an NASD registered broker-dealer from July 1996 through November 18, 2003, located at 3960 Howard Hughes Parkway, Suite 700, Las Vegas, Nevada, 89109. SBI actively engaged in market timing and late trading in the MFS Funds and facilitated unlawful late trading and market timing activities in the MFS Funds, among others.[2]

John Does 1-50

11. The true identities, roles and capacities of John Does 1-50 have yet to be ascertained (the "MFS Fiduciary Defendants"). Included as MFS Fiduciary Defendants are insiders, i.e. employees and executives, of Sun Life, MFS and the MFS Funds including, but not limited to, fund managers, advisors, brokers and sales executives who, because of their relationship to the MFS Funds had a fiduciary duty to the MFS Funds, and breached such fiduciary duty through their participation and facilitation of the market timing scheme alleged herein.

John Does 51-100

12. The true identities, roles and capacities of John Does 51-100 have yet to be ascertained. Included in John Does 51-100 are hedge funds, hedge fund managers, brokerage firms and fiduciaries to the MFS Funds who participated, exploited and perpetrated the unlawful late trading in MFS Funds and knowingly violated the policies established, though not enforced because of the breaches of the MFS Fiduciary Defendants, by the MFS Funds. In addition, it

includes those entities and individuals who conspired and assisted in exploiting the opportunities provided by the MFS defendants to make illicit trades in the MFS Funds. Such defendants directly or indirectly profited by their own, or others, ability to engage in improper late trading and timing at the expense of non-participating MFS Mutual Funds investors. Furthermore, John Does 51-100 actively enticed the MFS Defendants to breach the fiduciary duties owed to the MFS Funds through numerous means including the deposit of assets in other MFS financial vehicles in exchange for the right to make short-term and late trades in MFS Funds. The identities of John Does 51-100 will be disclosed in amendments to this complaint when the true identities are discovered.

Trustee Defendants

13. The Individual Defendants named are each Trustees of the "Trust" (see below).

(a) Jeffrey L. Shames, Chair
Chairman of MFS

(b) John W. Ballen,
Chief Executive Officer and Director of MFS

(c) Kevin R. Parke
President, Chief Investment Officer, and Director of MFS

(d) Lawrence H. Cohn

(e) William R. Gutow

(f) J. Atwood Ives

(g) Abby M. O'Neill

(h) Lawrence T. Perera

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[2] Defendants SBI and Calugar are subject of complaints filed by the Securities and Exchange Commission ("SEC") and the Commonwealth of Massachusetts which independently allege that the Calugar Defendants engaged in unlawful market timing schemes, including late trading, in mutual funds managed by Alliance Capital Management, *see Securities and Exchange Commission v. Calugar, et al.*, CV-S-03-1600-RCJ-RJJ (D. Nev. Dec. 22, 2003), and Franklin Templeton Investments, *see In the Matter of Franklin Resources, et al.*, E-2004-007 (D. Mass. Feb. 4, 2004).

(i) William J. Poorvu

(j) J. Dale Sherratt

(k) Elaine R. Smith

(l) Ward Smith

The Trustees elect the officers of the Trust, have a fiduciary duty to the Trust and its beneficiaries and a duty to maintain the safety of the assets of the Trust. Each Trustee serves as a board member of 110 funds within the MFS Family of Funds. The Trustees and the Trust are located at 500 Boylston Street, Boston, Massachusetts 02116.

Nominal Defendants

14. Nominal Defendant Massachusetts Investor Trust (the "Trust") is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company. The Trust is managed in its entirety by MFS. The MFS Funds are a diversified series of the Trust. The Trust holds the assets of the MFS Funds.

15. Nominal Defendants MFS Emerging Growth Fund and Massachusetts Investors Growth Stock Fund (the "Funds") are mutual funds with assets held by the Trust with MFS as its advisor and manager. The MFS Emerging Growth Fund seeks long-term growth of capital and is an aggressive growth fund seeking companies of all sizes that are believed to be either early in their lifecycle with the potential to become major enterprises or that are major enterprises with an expected acceleration in earnings growth. The fund normally invests at least 65% of assets in equity securities. The Massachusetts Investors Growth Stock Fund seeks long-term growth of capital and future income. The fund employs a growth-at-a-reasonable-price strategy in seeking well-run businesses poised for growth with strong fundamentals, superior management, and a

sustainable competitive advantage. The fund normally invests at least 80% of assets in equity securities.

16. The defendants described in paragraphs 6-8 and 11 are sometimes referred to as the "MFS Defendants." The defendants described in paragraphs 9-10 are sometimes referred to as the "Calugar Defendants." The defendants described in paragraphs 14-15 are sometimes referred to as the Nominal Defendants. The defendants described in paragraph 13 are sometimes referred to as the "Trustee Defendants." The defendants described in paragraph 11 are sometimes referred to as the "MFS Fiduciary Defendants."

PRELIMINARY STATEMENT

17. This derivative action is brought to recover damages for injuries to the MFS Emerging Growth Fund, Massachusetts Investors Growth Stock Fund, Massachusetts Investor Trust and the MFS Funds and each of them caused by the Defendants' breaches of fiduciary duty and unlawful and manipulative trading activities and devices in the MFS Funds which operated as a fraud and deceit on the Plaintiff and the Nominal Defendants (hereafter together "Plaintiff").

Fiduciary Duty

18. Each of the MFS Defendants and the Trustee Defendants owed to the MFS Funds and their shareholders the fiduciary duties of loyalty, candor and fair dealing, and under the Investment Company Act, the duty to refrain from charging or collecting excess compensation or other payments for services in order to preserve the funds' property and assets, owed the duty not to place their own financial interests above those of the MFS Funds and their shareholders, and owed the duty of full and candid disclosure of all material facts thereto. All MFS Funds are held and governed by the Trust.

Manipulative Devices

19. Like all other mutual funds, MFS Funds shares are valued once a day, at 4:00 p.m. Eastern Time, following the close of the financial markets in New York. The price, known as the Net Asset Value ("NAV"), reflects the closing prices of the securities that comprise a particular fund's portfolio plus the value of any uninvested cash that the fund manager maintains for the fund. Thus, although the shares of a mutual fund are bought and sold all day long, the price at which the shares trade does not change during the course of the day. Orders placed any time up to 4:00 p.m. are priced at that day's NAV, and orders placed after 4:01 p.m. are priced at the next day's NAV. This practice, known as "forward pricing," has been required by law since 1968.

Late Trading

20. Because of forward pricing, mutual funds are susceptible to a manipulative practice known as "late trading." Late trading is the unlawful practice of allowing some investors to purchase mutual fund shares **after** 4:00 p.m. at that day's NAV, even though such after-hours trades should be priced at the next day's NAV. Late traders seek to take advantage of events that occur after the close of trading on any given day, while purchasing shares of mutual funds at prices that do not take those events into consideration. For example, if a mutual fund invests in the stock of a particular company that announces positive results at 5:00 p.m. after the close of trading, a late trader gets to buy shares of that mutual fund at the 4:00 p.m. price, which does not reflect the favorable information. When trading opens the next day, the price of the affected company's stock will rise, causing the fund's NAV to rise. The late trader can either hold onto his mutual fund shares, acquired at yesterday's cheaper price, or sell those shares and realize an immediate profit.

21. "Late trading can be analogized to betting today on yesterday's horse races."[3] The late trader's arbitrage profit comes dollar-for-dollar out of the mutual fund that the late trader buys. When the late trader redeems his shares and claims his profit, *the mutual fund manager has to either sell stock, or use cash on hand -- stock and cash that used to belong in the fund* -- to give the late trader his gain. The late trader's profit is revenue withheld from the mutual fund. The forward pricing rule was enacted precisely to prevent this kind of abuse. *See* 17 C.F.R. §270.22c-1(a).

Timing

22. Another manipulative practice used by Defendants to exploit mutual fund pricing is known as "timing," which involves short-term "in-and-out" trading of mutual fund shares. One timing scheme is "time zone arbitrage," which takes advantage of the fact that some funds use "stale" prices to calculate NAV. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that invests in Japanese companies. Because of the time zone difference, the Japanese market closes at 2:00 a.m. New York time. When the NAV is calculated at 4:00 p.m. in New York, it is based upon market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it opens later, the stale Japanese prices will not reflect the price change and the fund's NAV will be artificially low. Put another way, the NAV does not reflect the true current market value of the stocks held by the fund. On such a day, a trader who buys the Japanese fund at the "stale" price is virtually assured of a profit that can be realized the next day by selling. By "timing" the fund, an investor seeks to earn repeated profits in a single mutual fund.

---

[3] *State of New York v. Canary Capital Partners et al.*, Supr. Ct. of N.Y., Complaint ¶ 10.

23. Another "timing" scheme is "liquidity arbitrage." Under this scheme, a trader seeks to take advantage of stale prices in certain infrequently traded investments, such as high-yield bonds or the stock of small capitalization companies. The fact that such securities may not have traded for hours before the 4:00 p.m. closing time can render the fund's NAV stale, and thus open it to being timed.

24. The device of "timing" is inconsistent with and inimical to the purpose for mutual funds as long-term investments. Mutual Funds are designed for buy-and-hold investors, and are therefore the preferred investment instruments for many retirement and savings accounts. Nonetheless, certain investors attempt to make quick in-and-out trades in order to exploit the inefficiency of mutual fund pricing. The effect of "timing" is to artificially increase the frequency of transactions in a mutual fund, and consequently increase the fund's transaction costs substantially above what would be incurred if only buy-and-hold investors were trading in the fund's shares. The increased transaction costs, as well as additional capital gains taxes, reduces the assets of the fund and in turn its NAV.

25. Continued *successful* late-trading or timing requires the complicity of a funds' management.

26. The MFS Fiduciary Defendants and John Does 51-100 obtained assistance to engage in the illicit scheme directly from MFS. *By* failing to enforce and/or follow regulations and policies listed in MFS Funds' prospectuses prohibiting late trading, MFS allowed and encouraged John Does 51-100 to rapidly buy and sell MFS Funds, the very funds that defendants and their co-conspirators had the fiduciary duty to oversee and protect from such malfeasance, in a manner that was explicitly prohibited by MFS Funds prospectuses. This conduct continued for a substantial amount of time and was well known within MFS and amongst the fiduciaries

responsible for the management of the MFS Funds and was merely reflective of the self-dealing that pervaded MFS.

27. In particular, from at least 2001 to September 2003, Calugar, trading through SBI, engaged in a scheme involving market timing of various mutual funds using investments totaling between $400-$500 million. Calugar also engaged in late trading of MFS funds. Because of SBI's status as a broker-dealer, it was permitted to submit trades received from its clients before 4:00 p.m. EST to the National Securities Clearing Corporation ("NSCC") after 4:00 p.m. EST . Calugar, who was trading on his own behalf and therefore making trading decisions, routinely sent trades for his own account to the NSCC one to two hours after 4:00 p.m. EST, despite having no legitimate reason for doing so.

28. Because of the harm timing can cause honest fund managers often seek to minimize the disruptive impact of timers by keeping cash on hand to pay out the timers' profits without having to sell stock. However, such efforts by honest fund managers to counter the ill effects of "timing" on their funds does not eliminate the practice, it only reduces it. Indeed, one recent study estimated that U.S. mutual funds lose $4 billion per year to timers. See Eric Zitzewitz, Who Cares About Shareholders? Arbitrage-Proofing Mutual Funds (October 2002), http://faculty-gsb.stanford.edu/zitzewitz/Reseach/arbitrage1002.pdf. While it is virtually impossible for fund managers to identify *every timing trade*, large movements in and out of funds, like those made by John Does 51-100 in the MFS Fund are easily apparent.

29. Although such trading was explicitly prohibited pursuant to the MFS Funds prospectus', MFS Fiduciary Defendants intentionally did not attempt to discover the market timing trades or prohibit them. Rather, the prohibited trading was explicitly permitted by the MFS Fiduciary Defendants as directed in a memorandum issued by MFS Defendants to MFS brokers that sold MFS funds. The memorandum, issued in early 2001, cleared five of the MFS

Funds for the prohibited trading practices and ordered brokers to accept short-term trades, "even if a pattern of excessive trading has been detected."

30. Moreover, the MFS Defendants actively encouraged and facilitated these prohibited trades by essentially creating two classes of MFS funds – a small group of large funds that would accept rapid-fire trades and a larger group of international funds that would not.

31. Fund managers generally have the power simply to reject timers' purchases. Many funds have also instituted short-term trading fees ("early redemption fees") that effectively wipe out the arbitrage that timers exploit. Typically, these fees go directly into the affected fund to reimburse it for the costs of short term trading. These fees are waived if the fund managers, i.e. PIM, are assisting the timer, or as here, are the active participants in the timing scheme.

32. In addition, fund managers are required to update NAVs at the end of the day in New York when there have been market moves that might render the NAV stale. This is called giving the fund a "fair value", and eliminates the timer's arbitrage. As fiduciaries for their funds, they are obligated to use their best efforts to employ these available tools to protect their customers from the dilution that timing causes.

FACTUAL BACKGROUND

33. Calugar knew that late trading was prohibited because MFS and SBI entered into a Dealer Agreement that specifically prohibited SBI from engaging in late trading. Further, MFS' prospectus also expressly prohibited late trading. In addition, as the owner of a self-clearing broker-dealer firm, Calugar knew, or was highly reckless in not knowing, that late trading was illegal under federal securities laws. Nevertheless, Calugar and SBI engaged in late trading for at least two years in MFS funds.

34. SBI self-cleared its trades (i.e. handled the settlement of its clients trades) through National Securities Clearing Corporation ("NSCC"). SBI created false internal records in which

the order time for its trades was entered at 3:59 p.m. EST for all trades. However, Calugar and SBI routinely transmitted their orders to the NSCC up to two hours after 4:00 p.m. EST. Because Calugar was making trading decisions using his own money, he was acting as the customer and the broker and had no legitimate reason for delaying the transmission of his trades to NSCC. By sending his trades after 4:00 p.m. EST, Calugar was able to extend the time to make his market timing trading decisions, and, therefore, to take advantage of information occurring after the close of the market.

35. From at least mid-2001 through September 2003, Calugar, through SBI, was also a frequent market timer in various MFS mutual funds.

36. MFS Fiduciary Defendants and John Does 51-100 perpetrated the manipulative scheme on the MFS Funds, for an undetermined time period with the complicity of the MFS Defendants. The scheme, which had started and was actively being encouraged by the year 2001, violated the Investment Advisor's and Fund Manager's fiduciary duties to the funds but gained the MFS Funds' managers substantial fees and other income for themselves and their affiliates, in addition to the substantial profits that were made by the MFS Fiduciary Defendants and John Does 51-100 by engaging in the scheme. All such profits were made at the expense of MFS Funds shareholders.

37. MFS is the manager and investment advisor for all of the MFS Funds. While each mutual fund is in fact its own company, as a practical matter the Advisor runs all of the funds. The portfolio managers are all typically employees of the Advisor (who hold office by election of the Trustees) not the mutual funds. The Advisor, MFS, makes its profit from fees it charges the funds for financial advice and other services. Such fees are typically a percentage of the assets in the fund, so the more assets in the family of funds, the more money MFS makes. In

what has unfortunately become a common mutual fund industry practice[4], the timer frequently offers the fund manager/Advisor more assets in exchange for the right to time. In return, fund managers (MFS) would allow timers (*e.g.* a hedge fund) to target specific funds (*e.g.* the MFS Emerging Growth Fund) which would be hurt in exchange for additional money in the managers own pockets in the form of higher management fees resulting from the timers placing of assets ("sticky funds") in other Funds offered by the mutual fund company (MFS), usually liquid asset funds.

38. The MFS Fiduciary Defendants, employees, representatives, and fiduciaries inside MFS and the MFS Funds, were direct perpetrators, participants, and beneficiaries of the wrongdoing alleged herein. The MFS Fiduciary Defendants and John Does 51-100 obtained assistance to engage in the illicit scheme directly from MFS. By failing to enforce and/or follow regulations and policies listed in MFS Funds' prospectuses prohibiting late trading, MFS allowed and encouraged John Does 51-100 to engage in rapid short-term trading of the MFS Funds, the very funds that defendants and their co-conspirators had the fiduciary duty to oversee and protect from such malfeasance, in contrivance of the rules and policies explicitly set forth in the MFS Funds prospectus' and in breach of the fiduciary duties owed to the MFS Funds. This conduct continued for a substantial amount of time and was well known within MFS and amongst the fiduciaries responsible for the management of the MFS Funds and was merely reflective of the self-dealing that pervaded MFS.

39. Throughout this same time period the MFS Funds publicly maintained an excessive trading policy. For example, the Prospectus for the Massachusetts Investors Growth Stock Fund, dated April 1, 2003, states:

> **Excessive Trading Practices.** The MFS funds do not permit market-timing or other excessive trading practices that may disrupt portfolio management strategies

[4] See *State of New York v. Canary Capital Partners et al.*(Supr. Ct. of N.Y. filed Sept. 3, 2003).

> and harm fund performance. As noted above, the MFS funds reserve the right to reject or restrict any purchase order (including exchanges) from any investor. The MFS funds will exercise these rights, including rejecting or canceling purchase and exchange orders, delaying for up to two business days the processing of exchange requests, restricting the availability of purchases and exchanges through telephone requests, facsimile transmissions, automated telephone services, internet services or any other electronic transfer service, if an investor's trading, in the judgment of the MFS funds, has been or may be disruptive to a fund. In making this judgment, the MFS funds may consider trading done in multiple accounts under common ownership or control.
> (Emphasis in Original)

Identical language was contained in prospectuses for other MFS Funds.

40. In the face of such policy and their fiduciary duties, the MFS Defendants knowingly, deceptively permitted and actively facilitated the MFS Fiduciary Defendants' and John Does 51-100 market timing, by engaging in such self-dealing activity and by continuing such relationships with offending individuals to allow them to conduct late trading and/or market timing on the MFS Funds to the detriment of the MFS Funds. The prohibited trading was explicitly permitted by the MFS Fiduciary Defendants as directed in a memorandum issued by MFS Defendants to MFS brokers that sold MFS funds. The memorandum, issued in early 2001, cleared five of the MFS Funds for the prohibited trading practices and ordered brokers to accept short-term trades, "even if a pattern of excessive trading has been detected."

41. Despite these representations in MFS prospectuses, and despite Calugar's knowledge of those representations, Calugar and SBI also participated in a scheme with MFS to engage in market timing that most other fund investors were not permitted to do. The MFS Defendants as well as Calugar profited at the expense of MFS Fund investors. Calugar and SBI made trading profits of $175 million from their market timing and late trading at MFS and one other family of mutual funds. The MFS Defendants profited by way of increased advisory and other fees.

42. Moreover, the MFS Defendants actively encouraged and facilitated these prohibited trades by essentially creating two classes of MFS funds – a small group of large funds that would accept rapid-fire trades and a larger group of international funds that would not.

43. The MFS Fiduciary Defendants and John Does 51-100 realized significant profits as a result of these timing arrangements at the expense of the MFS Funds. In many cases these profits also reflect late trading, as the Defendants would frequently negotiate a timing agreement with a mutual fund management company/advisor and then proceed to late trade the target funds through intermediaries.

44. As a result of an investigation by the Securities and Exchange Commission and the New York Attorney General, it was reported on December 9, 2003, that these regulators were planning suits against MFS. Despite the public awareness, neither MFS nor the Trustees had taken any action.

45. These events have had and will have a series of deleterious effects on the MFS family of funds, including but not limited to:

(a) Loss of confidence of the investing public in the integrity and management of the MFS Funds, thereby resulting in the MFS Funds losing NAV and market value.

(b) As a result of Defendants' misconduct, the MFS Funds are exposed to significant regulatory scrutiny and to suit by investors for losses resulting from Defendants' misconduct, thereby, at a minimum, causing the MFS Funds to incur unnecessary direct and indirect investigatory, litigation and administrative costs, and potentially resulting in awards, judgments or settlements against the MFS Funds.

DEMAND EXCUSED ALLEGATIONS

46. The Plaintiff has not made demand upon the trustees of the Trust or the directors of MFS to bring an action against the MFS Defendants, and other culpable parties to remedy such wrongdoing.

(a) Demand is excused because no such demand is required for the Plaintiff to assert a federal claim under Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b), for breach of fiduciary duty in connection with the compensation and other payments paid to MFS.

(b) Demand is also excused because the unlawful acts and practices alleged herein are not subject to the protection of any business judgment rule and could not be ratified, approved, or condoned by disinterested and informed directors under any circumstances.

(c) Demand is also excused because the unlawful acts and practices alleged herein involve self-dealing on the part of the MFS Defendants and its directors and officers, who manage and control the day-to-day affairs of the Trust and the MFS Funds.

(d) Demand upon the Trustees is also excused because the Trustees of the Trust are all hand-picked by MFS management, and thus owe their positions as well as their loyalties solely to MFS management and lack sufficient independence to exercise business judgment. Because the Trust oversees 110 separate funds, the Trustees derive substantial revenue and other benefits for their services.

(e) Finally, demand is excused because such demand would be futile. The unlawful acts and practices alleged herein have been the subject of an intense investigation by the SEC and the New York Attorney General. Consequently, MFS already have been informed of the wrongdoing alleged herein and have failed and refused to take appropriate action to recover damages for the MFS Funds. Moreover, MFS's lackadaisical response is clearly insufficient and demonstrative of the conflicts, and true allegiances, of the Trustees of the Trust. By failing to take action before the federal and state investigations, the directors of MFS and Trustees of the MFS Funds acquiesced in or condoned such conduct. No shareholder demand would reasonably have caused them to change their complicit disregard for the wrongdoing.

COUNT I

Violation Of Section 36 Of The Investment Company Act And For Control Personal Liability Under The Investment Company Act (Against the MFS Defendants and the Trustees)

47. Plaintiff incorporates by reference all paragraphs above as if set forth herein.

48. Pursuant to Section 36 of the Investment Company Act, 15 U.S.C. § 80a-35(b), the investment advisor of a mutual fund owes to the mutual fund and its shareholders a fiduciary duty with respect to its receipt of compensation for services or payments of any material nature, paid by the mutual fund or its shareholders to such investment advisor or any affiliated person.

49. Pursuant to Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b), a civil action may be brought by a mutual fund shareholder against an investment advisor or any affiliated person who has breached his or its fiduciary duty concerning such compensation or other payments.

50. As alleged above in this Complaint, each MFS Defendant and each Trustee breached his or its fiduciary duty with respect to the receipt of compensation or other payments from the MFS Funds or their shareholders.

51. By agreeing and/or conspiring amongst themselves and with John Does 50-100 to permit and/or encourage the MFS Fiduciary Defendants and John Does 50-100 to time the MFS Funds, the MFS Defendants placed their own self-interest in maximizing their compensation and other payments over the interest of the MFS Funds and its shareholders.

52. By virtue of the foregoing, the MFS Defendants and the Trustees have violated Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b).

53. As a direct and proximate result of the MFS Defendants' wrongful conduct, the assets and value (including the NAV) of the MFS Funds have been reduced and diminished and the corporate assets of the MFS Funds have been wasted and the MFS Defendants and the Trustees are liable.

COUNT II

VIOLATION OF SECTION 10(b) OF THE EXCHANGE ACT AND RULE 10b-5 (Against MFS and John Does 1-100)

54. Plaintiff incorporates by reference all paragraphs above as if set forth herein.

55. MFS directly engaged in a common plan, scheme, and unlawful course of conduct, pursuant to which they knowingly or recklessly engaged in acts, transactions, practices and courses of business and manipulative devices which operated as a fraud and deceit on the MFS Funds. The purpose and effect of the scheme, plan, and unlawful course of conduct was, among other things, to deceive and harm the Plaintiff and cause the MFS Funds to sell securities at artificially deflated values as described in the Complaint.

56. The MFS Funds have suffered damages as a result of the wrongs herein alleged in an amount to be proved at trial.

57. By reason of the foregoing, MFS has violated Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder and are liable to the MFS Funds for damages which they suffered in connection with the purchase or sale of securities in those funds.

COUNT III

VIOLATION OF SECTION 20(a) OF THE EXCHANGE ACT (Against Sun Life and the Individual MFS Defendants)

58. Plaintiff incorporates by reference all paragraphs above as if set forth herein.

59. Sun Life and the Individual MFS Defendants acted as controlling persons of MFS within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of MFS being a more than 90% owned subsidiary of Sun Life, and Sun Life's and the Individual MFS Defendants active participation in and/or awareness of MFS's day-to-day operations, Sun Life and the Individual MFS Defendants had the power to influence and control and did influence and control, directly or indirectly, the decision-making of MFS. Sun Life and the Individual MFS Defendants had unlimited access to MFS's records of transactions and had the ability to prevent MFS from engaging in the schemes and artifices to defraud complained of in this Complaint.

60. Sun Life and the Individual MFS Defendants had direct and supervisory involvement over the day-to-day operations of MFS and, therefore, are presumed to have had and did have the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

61. By virtue of its position as a controlling person, Sun Life and the Individual MFS Defendants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of their wrongful conduct, the MFS Funds suffered damages in connection with the acts and practices alleged in this Complaint.

COUNT IV

Common Law Breach Of Fiduciary Duty (Against the MFS Defendants and the Trustee Defendants)

62. Plaintiff incorporates by reference all paragraphs above as if set forth herein.

63. The MFS Defendants and the Trustee Defendants and each of them owed to the MFS Massachusetts Investors Trust Fund, the MFS Strategic Growth Fund, the MFS Value Fund, the MFS Fixed Income Trust Bond Fund, the MFS Funds and their shareholders, the duty to exercise due care and diligence, honesty and loyalty in the management and administration of the affairs of each MFS Fund and in the use and preservation of its property and assets, and owed

the duty of full and candid disclosure of all material facts thereto. Further, said defendants owed a duty to the MFS Funds and their shareholders not to waste the funds' corporate assets and not to place their own personal self-interest above the best interest of the funds and their shareholders.

64. To discharge those duties, the MFS Defendants and the Trustee Defendants were required to exercise prudent supervision over the management, policies, practices, controls, and financial and corporate affairs of the MFS Funds.

65. As alleged above, each of said defendants breached his or its fiduciary duty by receiving excessive compensation or payments in connection with the timing scheme and other manipulative schemes as alleged in this Complaint.

66. As alleged above, each of said defendants also breached his or its fiduciary duty to preserve and not to waste the assets of the MFS Funds by permitting or incurring excess charges and expenses to the funds in connection with the timing scheme and other manipulative schemes as alleged in this Complaint.

COUNT V

AIDING AND ABETTING BREACH OF FIDUCIARY DUTY
(Against SBI, Calugar and John Does 51-100)

67. Plaintiff incorporates by reference all paragraphs above as if set forth herein.

68. Defendants SBI and Calugar, as well as John Does 51-100, knew of the existence of the fiduciary duty between the MFS Defendants and the Trustee Defendants and the MFS Funds and knew the extent of that duty. Defendants SBI and Calugar, as well as John Does 51-100, knew of the acts of late trading and timing made by them on the MFS Funds and knew that these acts and manipulative devices were a breach of the fiduciary duties the MFS Defendants and the Trustee Defendants owed to the MFS Funds. Defendants SBI and Calugar, as well as John Does 51-100, maliciously, without justification and through unlawful means, aided and

abetted and conspired with the MFS Defendants and the Trustee Defendants in breaching their fiduciary duties and provided substantial assistance and encouragement to the MFS Defendants and the Trustee Defendants in violating their fiduciary duties in the manner and by the actions described in this Complaint.

69. Defendants SBI and Calugar, as well as John Does 51-100, are jointly and severally liable to the MFS Funds for damages proximately caused by their aiding and abetting as alleged herein.

70. As a direct and proximate result of defendants' wrongful conduct, the assets and value (including the NAV) of the Funds has been reduced and diminished and the corporate assets of the Funds have been wasted.

COUNT VI

CIVIL CONSPIRACY

(Against the MFS Defendants, MFS, SBI, Calugar and John Does 1-100)

71. Plaintiff incorporates by reference all paragraphs above as if set forth herein.

72. The MFS Defendants, MFS, SBI, Calugar and John Does 1-100 entered into an agreement or agreements or combinations with each other to accomplish by common plan the illegal acts described in this Complaint and by their actions demonstrated the existence of an agreement and combination.

73. The MFS Defendants, MFS, SBI, Calugar and John Does 1-100 by their actions have manifested actual knowledge that a tortious or illegal act or acts was planned and their intention to aid in such act or acts.

74. The MFS Defendants, MFS, SBI, Calugar and John Does 1-100 maliciously and intentionally conspired, combined and agreed with one another to commit the unlawful acts alleged in this Complaint or to commit acts by unlawful means causing injury to Plaintiff and

proximately causing injury and damages to the Plaintiff for which they are jointly and severally liable.

75. The MFS Funds have suffered damages as a result of the wrongs and the conspiracy to commit such wrongs as alleged in the Complaint in an amount to be proved at trial.

WHEREFORE, Plaintiff prays for judgment as follows:

A. Removing the current Trustees of the Trust and replacing them with independent Trustees,

B. Awarding monetary damages against all of the Defendants, jointly and severally, in favor of the MFS Funds, for all losses and damages suffered as a result of the wrongdoings alleged in this Complaint, including punitive damages where appropriate, together with interest thereon,

C. Awarding plaintiff the fees and expenses incurred in this action, including reasonable allowance of fees for plaintiff's attorneys, and experts,

D. Granting plaintiff such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury of all issues so triable.

Dated: Boston, Massachusetts
February _____, 2004

DEUTSCH WILLIAMS BROOKS DERENSIS & HOLLAND, P.C.

By: ______________________
Steven J. Brooks
Robert D. Hillman
99 Summer Street
Boston, MA 02110
(617) 951-2300
rhillman@dwboston.com

WOLF HALDENSTEIN ADLER FREEMAN & HERZ LLP
Daniel W. Krasner
Mark C. Rifkin
Demet Basar
Robert Abrams
Christopher S. Hinton
270 Madison Avenue
New York, NY 10016
(212) 545-4600

CHITWOOD & HARLEY, LLP
Martin D. Chitwood
Lauren S. Antonino
1230 Peachtree Street, NE
Promenade II, Suite 2300
Atlanta, Georgia 30309
(404) 873-3900

VERIFICATION

I, DIANE HUTTO being competent to testify and based on personal knowledge, hereby verify that I have read the foregoing complaint against Defendants and that it is true and correct to the best of my knowledge, information, and belief.

Dated: February 11, 2004.

Diane Hutto
DIANE HUTTO